SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                    KapStone Paper and Packaging Corporation
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    48562P103

                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 11 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48562P103                     13G/A             Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                              Gruss Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
NUMBER OF                                       -0-
               --------------------------------------------------------------
SHARES
               (6)  SHARED VOTING POWER
BENEFICIALLY        Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G/A            Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                 Gruss Co., LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
NUMBER OF                                       -0-
               --------------------------------------------------------------
SHARES
               (6)  SHARED VOTING POWER
BENEFICIALLY        Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G/A             Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                              Pegasus Equity Partners II
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
NUMBER OF                                       -0-
               --------------------------------------------------------------
SHARES
               (6)  SHARED VOTING POWER
BENEFICIALLY        Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G/A             Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                              Trust FBO Martin D. Gruss dated April 25, 1988
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Florida
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
NUMBER OF                                       -0-
               --------------------------------------------------------------
SHARES
               (6)  SHARED VOTING POWER
BENEFICIALLY        Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G/A             Page 6 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                 Martin D. Gruss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States of America
-----------------------------------------------------------------------------
               (5)  SOLE VOTING POWER
NUMBER OF                                       -0-
               --------------------------------------------------------------
SHARES
               (6)  SHARED VOTING POWER
BENEFICIALLY        Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    Warrants to purchase 512,740 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G/A             Page 7 of 11 Pages

Item 1(a).    Name of Issuer:

     The name of the issuer is KapStone Paper and Packaging Corporation (the "Company").

Item 1(b).    Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 1101 Skokie Blvd., Suite 300, Northbrook, IL 60062


Item 2(a).    Name of Person Filing:

     This statement is filed by:

            (i) Gruss Asset Management, L.P., a Delaware limited partnership ("Gruss L.P.") which serves as the investment manager to, and has investment discretion over the securities held by, Gruss Global Investors Master Fund, Ltd., a Cayman Islands Exempted Company ("GGI") and Gruss Global Investors Master Fund (Enhanced), Ltd., a Cayman Islands Exempted Company ("GGIE") with respect to the warrants convertible into \shares of Common Stock within 60 days("Warrants") directly held by GGI and GGIE;

            (ii) Gruss Co., LLC, a Delaware limited liability company, ("Gruss") which serves as the general partner to Gruss L.P. with respect to the Warrants directly owned by GGI and GGIE;

           (iii) Pegasus Equity Partners II, a New York general partnership ("Pegasus") which is the sole member of Gruss, with respect to the Warrants directly owned by GGI and GGIE;

            (iv) Trust FBO Martin D. Gruss dated April 25, 1988, a Florida trust (the "Trust") which is a partner of Pegasus, with respect to the Warrants directly owned by GGI and GGIE; and

             (v) Mr. Martin D. Gruss ("Mr. Gruss") who is a partner of Pegasus and who also serves as the trustee of the Trust with respect to the Warrants directly owned by GGI and GGIE.

     Gruss L.P., Gruss, Pegasus, the Trust and Mr. Gruss are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 48562P103                      13G/A             Page 8 of 11 Pages

Item 2(b).    Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 667 Madison Avenue, New York, NY 10065.

Item 2(c).    Citizenship:

     Gruss L.P. and Gruss are organized under the laws of the State of Delaware. Pegasus is organized under the laws of the State of New York. The Trust is organized under the laws of the State of Florida. Mr. Gruss is a citizen of the United States of America.


Item 2(d).    Title of Class of Securities:

     Common Stock, $0.0001 par value (the "Common Stock")

Item 2(e).    CUSIP Number:

     48562P103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 48562P103                     13G/A            Page 9 of 11 Pages

Item 4.   Ownership.

     A. Gruss, L.P.
          (a) Amount beneficially owned:
              Warrants to purchase 512,740 shares of Common Stock
          (b) Percent of class:  1.8%
              The percentages used in this Item 4 and elsewhere in this Schedule 13G are calculated based upon (i) 28,370,248 shares of Common Stock issued and outstanding on October 31, 2008, as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008 and (ii) 512,740 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Common Stock assumes that each other holder of derivative securities does not exercise or convert such derivative securities within 60 days.
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 512,740 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 512,740 shares of Common Stock

     B. Gruss
          (a) Amount beneficially owned:
              Warrants to purchase 512,740 shares of Common Stock
          (b) Percent of class: 1.8%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 512,740 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 512,740 shares of Common Stock

     C. Pegasus
          (a) Amount beneficially owned:
              Warrants to purchase 512,740 shares of Common Stock
          (b) Percent of class: 1.8%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 512,740 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition Warrants to purchase 512,740 shares of Common Stock

     D. The Trust
          (a) Amount beneficially owned:
              Warrants to purchase 512,740 shares of Common Stock

CUSIP No. 48562P103                     13G/A            Page 10 of 11 Pages

          (b) Percent of class: 1.8%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 512,740 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
                   Warrants to purchase 512,740 shares of Common Stock

     E. Mr. Gruss
          (a) Amount beneficially owned:
              Warrants to purchase 512,740 shares of Common Stock
          (b) Percent of class: 1.8%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 512,740 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 512,740 shares of Common Stock

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Item 2.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 48562P103                     13G/A            Page 11 of 11 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 27, 2009


                                  /S/ Martin D. Gruss
                                  -------------------------------------
                                  Martin D. Gruss,
                                  Individually, and as trustee of the Trust
                                  for the benefit of Martin D. Gruss dated
                                  April 25, 1988, each a partner of Pegasus
                                  Equity Partners II, the sole member of Gruss
                                  Co., LLC, for itself and as the general
                                  partner of Gruss Asset Management, L.P.